

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 6, 2009

By U.S. mail and facsimile

Mr. Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No. 18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P.R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed December 29, 2008**
> **Response Letter Dated December 29, 2008**
> **File No. 000-51364**

Dear Mr. Liu:

We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Cash Flow, page F-8

1.   We note your response to comment 5 of our letter dated September 5, 2008.
        Please tell us to whom the cash payments were made and what, specifically, was
        acquired. If the payments were to minority interest-holders to purchase the
        remaining interests that were not already owned by Sino Gas, it appears to us the
        payments should be presented separately as investing activities pursuant to
        paragraph 17.b. of SFAS 95.

Note 10. Capital Stock, page F-28

2.   We note from your response to comment 10 of our letter dated September 5,
        2008, that you received gross cash proceeds from private placement transactions
        of $3,000,000 on May 15, 2007 and $18,766,700 on September 13, 2007.
        However, we could not reconcile the cash flows described on page F-30 with your
        cash flows from financing activities in your consolidated statement of cash flows
        on page F-8. Please address the following related to your capital activity:
        a) present your financing cash flows on page F-8 on a gross basis, rather than
            netting payments and proceeds;
        b) disclose in Note 10 the net proceeds received and the nature of the costs that
            resulted in a reduction of gross proceeds; and
        c) disclose the significant terms (i.e., strike price, contractual life) found in your
            outstanding warrants.

Note 16. Acquisitions, page F-40

3.   We note that you provided condensed balance sheets to us in your response to
        comment 12 of our letter dated September 5, 2008. Please expand your footnotes
        to disclose the following for each acquisition during 2007:
        a) a condensed balance sheet disclosing the amount assigned to each major asset
            and liability caption of the acquired entity, pursuant to paragraph 51.e. of
            SFAS 141; and
        b) the total amount assigned to each major intangible asset class (for example,
            franchise rights) and goodwill, pursuant to paragraph 52 of SFAS 141.

        In addition, tell us why the purchase allocation did not include intangible assets
        such as land use rights or franchise rights.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ryan Milne at (202) 551-3688 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: via facsimile
    Jiannan Zhang, Ph.D.
    Cadwalader, Wickersham & Taft, LLP
    + 86 (10) 6599 7300